UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



06002202

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden	
hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50205

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___JANUARY 1, 2005___AND ENDING___DECEMBER 31, 2005___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FLORIDA ATLANTIC SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

TWO DATRAN CENTER, 9130 SOUTH DADELAND BLVD., SUITE 1704
                                              (No. and Street)

MIAMI   FLORIDA   33156
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   JOSE R. FERNANDEZ   (305) 670-9250
                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTH, JONAS, MITTELBERG, LEVY & HARTNEY, CPA's, P.A.
                        (Name – if individual, state last, first, middle name)

8370 WEST FLAGLER STREET, SUITE 125, MIAMI,   FLORIDA   33144
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2006
THOMSON
FINANCIAL

RECEIVED
FEB 1 4 2006

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, __ALAN PAREIRA_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__FLORIDA ATLANTIC SECURITIES CORP._____ , as
of __DECEMBER 31_____ , 20 _05___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

NONE

_____

_____

IDOLIDIA C FELIZ
MY COMMISSION #DD215726
EXPIRES: MAY 27, 2007
Bonded through Advantage Notary

_____

Signature

_____

CEO

Notary Public

Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- N/A [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FLORIDA ATLANTIC SECURITIES CORP.

FINANCIAL STATEMENTS

DECEMBER 31, 2005



ROBERT ROTH, CPA

PETER F. JONAS, CPA

RICKEY I. MITTELBERG, CPA

ERIC LEVY, CPA

JOHN C. HARTNEY, CPA

ROBERT N. PERLESS, CPA
RETIRED

ROTH, JONAS, MITTELBERG,
LEVY & HARTNEY, CPA's, P.A.

February 2, 2006

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Florida Atlantic Securities Corp.

We have audited the accompanying statement of financial condition of Florida Atlantic Securities Corp. as of December 31, 2005, and the related statements of operations, stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with United States generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly in all material respects, the financial position of Florida Atlantic Securities Corp. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with United States generally accepted accounting principles.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ROTH, JONAS, MITTELBERG, LEVY & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG, LEVY & HARTNEY, CPA's, P.A.

8370 W. Flagler Street, Suite 125 Miami, Fl 33144-2078
PH. 305 554 1560 FAX 305 553 0115

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

CURRENT ASSETS

Cash in Banks and on Hand	$ 199,742	
Trading Securities Owned, All Marketable at Quoted Market, Original Cost - $2,099,882	2,340,507	
Accounts Receivable, No Reserve Required	3,276,127	
Prepaid Expenses	8,363	
Total Current Assets		$ 5,824,739

OTHER ASSETS

Lease Security Deposit	$ 4,359	
Property and Equipment, at Cost, Net of Accumulated Depreciation of $18,072	-	
Total Other Assets		4,359
TOTAL ASSETS		$ 5,829,098

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts Payable -
Securities Sold, Not Yet Purchased,
at Market Value, Original Sales Price - $ 59,602 .... $ 59,160
Due to Correspondent Broker 2,040,280
Due to Others 7,809
Accrued Salaries, Commissions, and Other
Expenses 256,587

    Total Current Liabilities .... $ 2,363,836

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY

Common Stock - $.01 Par Value; Voting Shares,
Class A; Authorized - 2,000,000 Shares;
Issued - 280,000 Shares .... $ 2,800
Common Stock - $.01 Par Value; Non-Voting Shares,
Class B; Authorized - 1,000,000 Shares; No Shares
Outstanding .... -
Additional Paid-In Capital 241,588
Retained Earnings 3,220,874

    Total Stockholders' Equity 3,465,262

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .... $ 5,829,098

Subject to Comments in Attached Letter and Notes to Financial Statements.

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES		$ 1,977,968
OPERATING EXPENSES		
Salaries, Commissions, and Related Costs	$ 877,970	
Clearance, Quotation, and Communication Costs	125,935	
Occupancy and Other Rentals	56,312	
Taxes, Other than Income Taxes	4,742	
Other Operating Expenses	59,840	
Total Operating Expenses		1,124,799
PROFIT FROM OPERATIONS		$ 853,169
INTEREST EXPENSE		-
PROFIT BEFORE INCOME TAXES		$ 853,169
PROVISION FOR INCOME TAXES		-
NET PROFIT		$ 853,169

No Provision for Income Taxes has been provided as the Company and its stockholders' have elected "Subchapter S" status, whereby the Company does not pay Federal or State corporate taxes on its taxable income, but instead the stockholders are liable for individual taxes on their respective share of the corporation's taxable income.

Subject to Comments in Attached Letter and Notes to Financial Statements.

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

| | Class A Common Stock | | Class B Common Stock | | Additional Paid-in | Retained |
	Shares	Amount	Shares	Amount	Capital	Earnings
Balance - January 1, 2005	271,250	$ 2,713	-	$ -	$ 201,090	$ 2,617,705
Issuance of 8,750 Class A Common Shares	8,750	87	-	-	40,498	-
Distribution to Shareholders	-	-	-	-	-	(250,000)
Net Profit for the Period	-	-	-	-	-	853,169
Balance - December 31, 2005	280,000	$ 2,800	-	$ -	$ 241,588	$ 3,220,874

Subject to Comments in Attached Letter and Notes to Financial Statements.

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

OPERATING ACTIVITIES		
Net Profit	$ 853,169	
Adjustments to Reconcile Net Profit to Net		
Cash Provided by (Used In) Operating Activities:		
Depreciation and Amortization	-	
Decrease in Unrealized Gain on Trading Securities Owned, Marketable and Not Readily Marketable	33,200	
Decrease in Unrealized (Loss) on Trading Securities Sold, Not Yet Purchased	(28,988)	
Changes in Operating Assets and Liabilities:		
Increase in Accounts Receivable	(660,164)	
Increase in Trading Securities Owned, at Cost	(447,979)	
Decrease in Trading Securities Sold, Not Yet Purchased, at Cost	(46,041)	
Decrease in Trading Securities Owned, Not Readily Marketable, at Cost	20,934	
Decrease in Prepaid Expenses	2,197	
Increase in Due to Correspondent Broker	473,086	
Increase in Accounts Payable and Accrued Expenses	82,189	
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 281,603
FINANCING ACTIVITIES		
Distribution to Shareholders	$ (250,000)	
Issuance of 8,750 shares of Class A Common Stock	40,585	
NET CASH USED IN FINANCING ACTIVITIES		(209,415)
INCREASE IN CASH		$ 72,188
CASH AT BEGINNING OF YEAR		127,554
CASH AT END OF YEAR		$ 199,742
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Interest Paid		$ -
Income Taxes Paid		$ -

Subject to Comments in Attached Letter and Notes to Financial Statements.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies are based on United States generally accepted accounting principles.

Organization and Business - The Company was incorporated under the laws of the State of Florida on April 16, 1997, for the purpose of selling investment products and securities and other services related to investment advisement, money management, or other business services.

Customers, Broker-Dealers, Trading Inventory and Investment Balances - The Company is a registered broker-dealer and maintains its accounts on a settlement date basis; however, the accompanying financial statements are prepared on a trade date basis. The Company is an introducing broker, and as such, clears all transactions through a correspondent broker which carries all customer and company accounts and maintains physical custody of customer and company securities.

All securities are valued at quoted market price and unrealized gains and losses are included in revenues from firm and investment trading. The Company does not own any restricted securities at December 31, 2005.

Property, Equipment, and Related Depreciation - Depreciation of property and equipment is provided by the straight-line method of depreciation at a rate calculated to amortize the cost of the assets over their estimated useful lives. The lives used in computing depreciation and amortization is as follows:

	Years
Furniture and Equipment	5

The costs of maintenance and repairs of property and equipment are charged to expense as incurred. Costs of renewals and betterments are capitalized in the property accounts. When properties are replaced, retired, or otherwise disposed of, the cost of such properties and accumulated depreciation are deducted from the asset and depreciation reserve accounts. The related profit or loss, if any, is recorded in income.

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES   (CONTINUED)

Income Taxes - For income tax purposes, the Company accounts for all trading securities owned on a market value basis.

No provision for income taxes has been provided as the Company and its stockholders have elected "Subchapter S" status, whereby the Company does not pay Federal and State corporate taxes on its taxable income, but instead the stockholders are liable for individual taxes on their respective share of the corporation's taxable income.

Use of Estimates - The financial statements have been prepared in conformity with United States generally accepted accounting principles and, as such, include amounts based on informed estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL RULE

As a broker-dealer registered with the Securities and Exchange Commission, the Company must comply with the provisions of the Commission's "Net Capital" rules, which provide that "aggregate indebtedness", as defined, shall not exceed 15 times "Net Capital", as defined, and the "Net Capital", shall not be less than $100,000. At December 31, 2005, the Company's "Net Capital" was substantially in excess of its minimum requirement.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company entered into a lease commencing December 1, 2002 for its office space in Miami, Florida. This lease expires on January 31, 2006.

Minimum rentals under this lease, not including possible increases for operating expenses, are as follows:

Year Ended December 31

2006	$ 4,950

The Company is currently in negotiations with its landlord to renew their lease.

NOTE 4 - REVENUES

A breakdown of the Revenues earned for the year ended December 31, 2005
is as follows:

Commissions	$ 1,549,309
Administrative Fees	160,435
Firm and Investment Trading	47,689
Interest, Dividends, and Other	220,535
	$ 1,977,968

NOTE 5 - ACCOUNTS RECEIVABLE

A breakdown of the Net Accounts Receivable as of December 31, 2005
is as follows:

Due from Correspondent Broker	$ 3,085,198
Due from Others	180,006
Dividends and Interest	10,923
	$ 3,276,127

The amount Due From Correspondent Broker primarily represents funds in a cash
account as part of the funds on deposit supporting the trading, investing and
underwriting activities of the Company.

FLORIDA ATLANTIC SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

NET CAPITAL

Total Stockholders' Equity		$ 3,465,262
Add: Liabilities Subordinated to Claims of General Creditors		-
Total Capital and Allowable Subordinated Loans		$ 3,465,262

Less (Add): Non-Allowable Assets and Other Deductions (Credits):

1.	Net Property and Equipment	$ -	
2.	Accounts and Loans Receivable	180,006	
3.	Securities Non-Readily Marketable	-	
4.	Prepaid Expenses	8,363	
5.	Lease Security Deposit	4,359	
6.	Fidelity Bond Deductible	5,000	
7.	Market Value of Short Covered Options	(17,425)	
8.	Market Value of Optioned Stock in Excess of Option Exercise Price	4,450	184,753

Net Capital Before Haircuts on Security Positions	$ 3,280,509

Haircuts on Securities, Computed, where Applicable,
Pursuant to 15c3-1(f):

1.	Trading and Investment Securities:			
	a.	Exempted Securities	$ 15,902	
	b.	Debt Securities	60,068	
	c.	Options	-	
	d.	Other Securities	196,770	272,740

Net Capital	$ 3,007,769

NOTE - There are no significant differences in the computation of adjusted net capital between the unaudited broker-dealer focus report and the audited annual report.

FLORIDA ATLANTIC SECURITIES CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

AGGREGATE INDEBTEDNESS

Items Included in Statement of Financial Condition

Accounts Payable	$ 7,809	
Accrued Salaries, Commissions, and Other Expenses	256,587	
Total Aggregate Indebtedness		$ 264,396

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required (6 2/3 Percent of Total Aggregate Indebtedness)	$ 17,626
Minimum Net Capital Requirement	$ 100,000
Excess Net Capital (Net Capital Less Net Capital Required)	$ 2,907,769
Excess Net Capital at 1,000 Percent	$ 2,981,329
Percentage of Aggregate Indebtedness to Net Capital	8.79%

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Non-Applicable

FLORIDA ATLANTIC SECURITIES CORP.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2005

Balance, Beginning of Year	$ -
Additions	-
Decreases	-
Balance, End of Year	$ -

FLORIDA ATLANTIC SECURITIES CORP.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2005

The Company claims an exemption from Rule 15c3-3 under Section (k) (2) (ii) in that all customer transactions clear through another broker-dealer on a fully disclosed basis. The clearing firm is National Financial Services, LLC., a wholly owned subsidiary of Fidelity Brokerage Co.



ROTH, JONAS, MITTELBERG,
LEVY & HARTNEY, CPA's, P.A.

ROBERT ROTH, CPA

PETER F. JONAS, CPA

RICKEY I. MITTELBERG, CPA

ERIC LEVY, CPA

JOHN C. HARTNEY, CPA

ROBERT N. PERLESS, CPA
RETIRED

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Florida Atlantic Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Florida Atlantic Securities Corp. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

8370 W. Flagler Street, Suite 125 Miami, Fl 33144-2078
PH. 305 554 1560 FAX 305 553 0115

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with United States generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., or other designated regulatory organizations and other regulatory agencies that rely on rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

ROTH, JONAS, MITTELBERG, LEVY & HARTNEY, CPA's, P.A.

ROTH, JONAS, MITTELBERG, LEVY & HARTNEY, CPA's, P.A.

Miami, Florida

February 2, 2006